China Finance Online Reports Fourth Quarter and
Fiscal Year 2013 Unaudited Financial Results

- Net revenues increased 400% Y-O-Y in Q4 and 76% in full year -

Beijing, China, Apr. 3, 2014 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, and user-focused market leader in China providing vertically integrated financial information and services, today announced its unaudited financial results for the fourth quarter and fiscal year 2013 ended on December 31, 2013.

2013 Fourth Quarter Financial Summary

•
Net revenues were $25.8 million, representing a year-over-year increase of 400% from $5.2 million for the fourth quarter of 2012, and a quarter-over-quarter increase of 96% from $13.2 million for the third quarter of 2013;

•
Gross profit was $21.3 million, representing a year-over-year increase of 531% from $3.4 million for the fourth quarter of 2012, and a quarter-over-quarter increase of 88% from $11.4 million in the third quarter of 2013;

•	Net income attributable to China Finance Online was $1.6 million, compared with a net loss of $4.9 million for the fourth quarter of 2012 and a net loss of $1.6 million for the third quarter of 2013.

2013 Fiscal Year Financial Summary

•	Net revenues were $52.1 million, representing an increase of 76% from $29.6 million for fiscal year 2012;
•	Gross profit was $41.5 million, representing an increase of 93% from $21.5 million for fiscal year 2012;
•	Net loss attributable to China Finance Online was $8.8 million.

“We are very excited that our strategic transition has finally taken shape as we not only significantly grew our top line but also returned to profitability in the fourth quarter. In the past three years, we focused on improving our business fundamentals and maintaining relationships with our online audience, while exploring viable new business opportunities to monetize our large user base. Now that our business model has evolved from providing financial information to providing financial services, we look forward to continuing to serve an increasingly large group of affluent Chinese investors.”

“We have accumulated significant experience and an invaluable customer base through directly servicing Chinese investors for more than ten years. Our regional offices cover all major investment centers in China, and our sales and marketing team is one of the most effective in the industry. With our new business model, we are equipping our seasoned customer specialists with new technology, tools and financial knowledge to better serve our clients.”

“Against an inflationary macro environment where the stock market remains weak and the real estate market is policy-influenced, investors are increasingly looking for more diversified investment categories to help preserve and grow their personal wealth. We strive to provide a full suite of investment products to help clients achieve their financial goals. Through Yinglibao, an internet-based financial platform, we provide cash management solutions which generate higher returns than the current one-year bank demand deposit rate, while also enabling users to purchase mutual fund products. Our precious metal trading service enables investors to tap into alternative investment areas. We will continuously expand the types of investment products available to our clients so as to perfect our one-stop solution to clients.”

2013 Fourth Quarter Results

Net revenues for the fourth quarter of 2013 increased by 400% year-over-year to $25.8 million from $5.2 million in the fourth quarter of 2012, and up 96% quarter-over-quarter from $13.2 million in the third quarter of 2013. The Company has re-categorized the components of its net revenues to better reflect the evolving nature of its businesses since the second quarter of 2013. The Company's net revenues have been re-categorized under: (a) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; (b) revenues from financial services, which include Hong Kong brokerage-related revenues and our precious metal trading service; and (c) advertising revenues. During the fourth quarter of 2013, revenues from financial services, revenues from financial information and advisory business and advertising revenues each contributed 76%, 11% and 10% of the total revenues, respectively, compared with 11%, 67% and 22%, respectively, for the fourth quarter in 2012.

Revenues from financial services were $19.7 million compared with $0.6 million in the fourth quarter of 2012, and up from $8.9 million in the third quarter of 2013, mainly driven by better operating performances in precious metal trading service. Revenues from the financial information and advisory business were $2.9 million compared with $3.5 million in the fourth quarter of 2012, but up from $2.8 million in the third quarter of 2013. Revenues from advertising were $2.5 million compared with $1.1 million in the fourth quarter of 2012, and up from $1.2 million in the third quarter of 2013.

Gross profit increased by 531% year-over-year to $21.3 million from $3.4 million for the fourth quarter in 2012, and up 88% from $11.4 million in the third quarter of 2013. Gross margin for the fourth quarter of 2013 was 82.7% compared with 65.5% for the fourth quarter of 2012, and 86.4% in the third quarter of 2013. The decrease in gross margin on a sequential basis was mainly due to the increase in commission rebates paid to the sales agents of our precious metal trading business.

General and administrative (“G&A”) expenses for the fourth quarter of 2013 were $5.3 million, or 20.4% of net revenues, compared with $3.1 million, or 59.8% of net revenues for the fourth quarter in 2012, and $3.9 million, or 29.6% of net revenues for the third quarter of 2013. The increase in G&A expenses in absolute value was mainly due to higher share based compensation expenses.

Sales and marketing expenses for the fourth quarter of 2013 were $15.5 million, or 60.1% of net revenues, compared with $3.2 million, or 61.6% in the fourth quarter of 2012 and $7.4 million, or 56.4% in the third quarter of 2013. The increase in sales and marketing expenses was mainly due to higher headcount related expenses and marketing expenses.

Product development expenses for the fourth quarter of 2013 were $2.2 million, or 8.6% of net revenues, compared with $2.2 million, or 42.7% of net revenues for the fourth quarter in 2012, and $2.4 million, or 18.1% of net revenues in the third quarter of 2013. The Company expects to continue to invest in its data, product and technical capabilities to achieve the Company’s long term strategic plan.

Total operating expenses for the fourth quarter of 2013 were $23.0 million, compared with $8.5 million in the fourth quarter of 2012, and $13.7 million in the third quarter of 2013.

Net income attributable to China Finance Online for the fourth quarter of 2013 was $1.6 million, compared with a net loss of $4.9 million in the fourth quarter of 2012, and a net loss of $1.6 million in the third quarter of 2013. During the fourth quarter of 2013, the Company sold its investment in a real estate project at an investment gain of $2.8 million. Basic and diluted weighted average number of ordinary shares in the fourth quarter of 2013 were 109 million and 119 million, respectively. Each ADS represented five ordinary shares of the Company.

2013 Fiscal Year Financial Result

Total net revenues increased by 76% year-over-year to $52.1 million from $29.6 million in fiscal 2012. Gross profit increased by 93% year-over-year to $41.5 million from $21.5 million in fiscal 2012. Gross margin was 79.7% for the fiscal year of 2013. Net loss attributable to the Company for the fiscal year of 2013 was $8.8 million.

As of December 31, 2013, total cash and cash equivalents were $36.4 million. Accounts receivables from the non-margin related business were $15.4 million, while iSTAR Finance had margin-related accounts receivables of $6.0 million. iSTAR Finance continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital.

The total shareholders’ equity of China Finance Online was $75.6 million as of December 31, 2013.

Conference Call Information

The Company will report its fourth quarter and fiscal year 2013 financial results ended December 31, 2013, after the market closes on Thursday, April 3, 2014. The Company will host a conference call and a simultaneous webcast on April 3, 2014 at 8:00 p.m. Eastern Time/April 4, 2014 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 705569.

A replay of the conference call will be available shortly after the conclusion of the event through 12:00 a.m. Eastern Time on April 11, 2014 (or 12:00 p.m. Beijing Time on April 11, 2014). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 705569.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/7mpvivv5

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, have attracted a large population of individual investors. The Company offers basic software, information services and securities investment advisory services to individual investors. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing comprehensive financial services including securities and futures brokerage services in Hong Kong and precious metal trading services in China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;
•	our prospect on the newly launched internet-based financial platform “Yinglibao”;
•	our prospect on the growth of our precious metals trading services;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;
•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
•	the impact of the changing conditions of the Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•	the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service;

•	the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome;
•	the degree to which our strategic collaborations with partners will yield successful outcome;
•	the prospect for China’s high-net-worth and middle-class households;
•	the prospect of equipping our customer specialists with new technology, tools and financial knowledge;
•	the competition we are facing in the new business of securities investment advisory and wealth management, including cash management solutions and mutual fund distribution, such as Yinglibao,;
•	the unpredictability of our investment in the real estate project in Langfang City of Hebei Province;
•	wavering investor confidence that could impact our business; and
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under ”Forward-Looking Information” and ”Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Dec. 31, 2013	Dec. 31, 2012
Assets
Current assets:
Cash and cash equivalents	36,371	40,906
Restricted cash	4	28,874
Trust bank balances held on behalf of customers	9,999	8,812
Accounts receivable, net - Others	15,398	4,971
Accounts receivable, net - Margin clients	5,977	15,054
Loan receivable	-	1,206
Short-term investments	-	2,640
Prepaid expenses and other current assets	27,090	2,780
Advances to employees	-	1,056
Deferred tax assets, current	1,284	392
Total current assets	96,123	106,691
Cost method investment	1,139	802
Property and equipment, net	3,868	4,914
Acquired intangible assets, net	7,545	4,676
Rental deposits	1,115	752
Goodwill	16,974	3,049
Deferred tax assets, non-current	94	201
Guarantee fund deposits	6,877	287
Total assets	133,735	121,372
Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,808 and $3,793 as of December 31,2013 and December 31,2012, respectively)	6,150	7,551
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,460 and $2,731 as of December 31,2013 and December 31, 2012, respectively)	9,696	5,391
Short-term loan(including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of December 31,2013 and December 31, 2012, respectively)	-	13,546
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $648 and nil as of December 31,2013 and December 31, 2012, respectively)	9,999	8,812
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,272 and $141 as of December 31,2013 and December 31, 2012, respectively)	13,324	805
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $325 and $140 as of December 31,2013 and December 31, 2012, respectively)	325	140
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $414 and $8 as of December 31,2013 and December 31,2012, respectively)	459	88
Total current liabilities	39,953	36,333
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,886 and $1,169 as of December 31,2013 and December 31, 2012, respectively)	1,886	1,169
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $633 and $1,062 as of December 31,2013 and December 31,2012, respectively)	1,986	3,155
Total liabilities	43,825	40,657
Noncontrolling interests	14,358	751
Total China Finance Online Co. Limited Shareholders' equity	75,552	79,964
Total liabilities and equity	133,735	121,372

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended			The year ended
	Dec. 31, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2013	Dec. 31, 2012
Net revenues	25,807	5,162	13,162	52,064	29,599
Cost of revenues	(4,476)	(1,779)	(1,794)	(10,570)	(8,090)
Gross profit	21,331	3,383	11,368	41,494	21,509
Operating expenses
General and administrative(includes share-based compensation expenses of $2,120, $196,$535,$2,985 and $765, respectively)	(5,259)	(3,086)	(3,901)	(15,210)	(11,387)
Sales and marketing (includes share-based compensation expenses of $6, $6, $4, $10 and $26, respectively)	(15,519)	(3,179)	(7,422)	(30,588)	(13,072)
Product development (includes share-based compensation expenses of $22, $3, $18, $40 and $12, respectively)	(2,228)	(2,202)	(2,382)	(9,033)	(10,736)

Total operating expenses	(23,006)	(8,467)	(13,705)	(54,831)	(35,195)
Government subsidies	-	2	11	11	75
Loss from operations	(1,675)	(5,082)	(2,326)	(13,326)	(13,611)
Interest income	424	516	335	1,341	3,176
Interest expense	(1)	(87)	(135)	(196)	(517)
Investment gain, net	2,855	25	89	2,906	434
Other income(loss), net	337	(651)	(209)	(29)	(634)
Exchange gain, net	148	248	85	557	73

Income (loss) before income tax (expenses)	2,088	(5,031)	(2,161)	(8,747)	(11,079)
Income tax benefits (expenses)	546	77	243	68	(884)

Net income (loss)	2,634	(4,954)	(1,918)	(8,679)	(11,963)
Less: Net income (loss) attributable to the noncontrolling interest	994	(88)	(340)	111	(104)
Net income (loss) attributable to China Finance Online Co. Limited	1,640	(4,866)	(1,578)	(8,790)	(11,859)

Net income (loss)	2,634	(4,954)	(1,918)	(8,679)	(11,963)
Changes in foreign currency translation adjustment	382	534	468	1,193	131
Net unrealized gain (loss) on available-for-sale securities, net of tax effects of $(4), nil, nil, nil and $6, respectively	(11)	-	-	-	32
Other comprehensive income, net of tax	371	534	468	1,193	163
Comprehensive income (loss)	3,005	(4,420)	(1,450)	(7,486)	(11,800)
Less: comprehensive income (loss) attributable to non-controlling interest	994	(88)	(340)	111	(104)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	2,011	(4,332)	(1,110)	(7,597)	(11,696)

Net income (loss)per share attributable to China Finance Online Co. Limited
Basic	0.02	(0.04)	(0.01)	(0.08)	(0.11)
Diluted	0.01	(0.04)	(0.01)	(0.08)	(0.11)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	0.08	(0.22)	(0.07)	(0.40)	(0.54)
Diluted	0.07	(0.22)	(0.07)	(0.40)	(0.54)
Weighted average ordinary shares
Basic	109,060,617	108,986,666	109,006,101	109,019,513	108,983,249
Diluted	118,921,336	108,986,666	109,006,101	109,019,513	108,983,249
Weighted average ADSs
Basic	21,812,123	21,797,333	21,801,220	21,803,903	21,796,650
Diluted	23,784,267	21,797,333	21,801,220	21,803,903	21,796,650